SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 11, 2005

                           Commission File No. 1-14838

                              ---------------------
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                 ---------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 17, 2004 announcing the signature of an agreement for the sale of its anaesthetics business to Nicholas Piramal India Ltd. and a press release dated January 3, 2005 announcing the completion of the sale of the Chloralp business through the transfer of its shares to Rhodia.

[Rhodia logo]

                                                                   PRESS RELEASE


                    RHODIA DIVESTS ITS ANAESTHETICS BUSINESS
                          TO NICHOLAS PIRAMAL INDIA LTD



Paris, December 17, 2004 - Rhodia today announced it has signed an agreement for the sale of its anaesthetics business to Nicholas Piramal India Ltd.

Based at its Avonmouth UK production site, the business manufactures Halothane and Isoflurane, inhalation anaesthetics which are sold globally. Production assets are not included in this transaction and, as part of the agreement, Rhodia will continue to manufacture Halothane and Isoflurane for up to two years exclusively for Nicholas Piramal.

The business generated sales in 2003 of (pound)7 million. It is expected the transaction will be completed in the coming weeks subject to the approval of the Bank of India.

This operation, which marks a new step in the strategic refocusing of Rhodia's Perfumery, Performance & Agro enterprise, forms part of the divestiture of non-strategic activities being undertaken by the Rhodia Group with a view to consolidating its business portfolio.


Rhodia is a global specialty Chemicals Company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.



Nicholas Piramal India Limited (NPIL) is the second largest player in the Indian pharmaceutical industry. Through its acquisition of ICI's Pharma business in 2002, NPIL became a significant player in the domestic IA business, and has made inroads into the international IA business. This acquisition further consolidates NPIL's position in the international IA business and hence represents a perfect strategic fit.


Contacts

Relations Presse
----------------
Lucia Dumas                     [Telephone icon] +33 1 55 38 45 48
Anne-Laurence de Villepin       [Telephone icon] +33 1 55 38 40 25

Relations Investisseurs
-----------------------
Nicolas Nerot                   [Telephone icon] +33 1 55 38 43 08

[Rhodia logo]                                          [LaRoche Industries logo]
  Intermediaires





                                                                   PRESS RELEASE



January 3, 2005 - RHODIA SA and LAROCHE INDUSTRIES Inc. today announced they have finalized the sale of the Chloralp business through the transfer of its shares to Rhodia.

Rhodia confirms that the cash impact for the Group from the transaction will not exceed 12.5 million euros.


Rhodia Intermediates is a Rhodia Group company.
Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

With 24 distribution facilities nationwide, LaRoche Industries is the premier US ammonia supplier for denox, metal treatment, water treatment, chemical processing, and ammonia refrigeration applications.


Contacts Rhodia Intermediaires
Press Relations
---------------
Christine Alvim                    [Telephone icon] +33 1 53 56 51 78

Contacts Rhodia
Press Relations
---------------
Lucia Dumas                        [Telephone icon] +33 1 55 38 45 48
Anne-Laurence de Villepin          [Telephone icon] +33 1 55 38 40 25

Contact LaRoche Industries Inc.
Michel Rapoport                    [Telephone icon] 00 1 404 851 0500

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: January 11, 2005                     RHODIA

                                              By:    /s/ BRUNO MOUCLIER
                                                     -----------------------
                                              Name:  Bruno Mouclier
                                              Title: Chief Financial Officer